UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

On September 15, 2022, Antelope Enterprise Holdings Ltd. (the “Company”) held its Annual Meeting of its shareholders at 8 p.m. local China time in Beijing, China. At the close of business on August 2, 2022, the record date to vote at the meeting, there were 6,105,670 shares issued and outstanding. The following is a list of matters considered and approved by the Company’s shareholders at the Annual Meeting:

Proposal 1.	Election of Directors.

Name	For	Withhold	% of Shares Voted
Huang Meishuang	2,196,964	116,957	94.95%
Song Chungen	2,193,725	120,196	94.81%
Roy Tan Choon Kang	2,197,014	116,907	94.95%
Shen Cheng Liang	2,193,620	120,301	94.80%
Alex Ng Man Shek	2,202,057	111,864	95.17%

Proposal 2.	Ratification of the appointment of Centurion ZD CPA & Co. as the Company's independent auditors.

For	Against	Abstain
3,170,180	154,149	76,653

Proposal 3.	Approval of an amendment to increase the number of the authorized shares of the Company’s stock from 50,000,000 to 200,000,000.

For	Against	Abstain
2,887,573	489,425	23,984

Proposal 4.	Approval of the 2022 Equity Incentive Plan.

For	Against	Abstain
1,979,431	308,115	26,375

Proposal 5.	Approval to authorize the adjournment of the Annual Meeting, if necessary.

For	Against	Abstain
3,022,226	367,954	10,801

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund, Chief Financial Officer

Date: September 19, 2022